

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

Wissam Jabre
Chief Financial Officer
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, CA 95119

> **Re: Western Digital Corporation**
> **Form 10-K for the Year Ended June 30, 2023**
> **File No. 001-08703**

Dear Wissam Jabre:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brandi Steege